Exhibit 99.83

VERSES

Verses and Analog to Partner to Develop Smart City Infrastructure for UAE

Enhancements Aimed at Mobility, Energy and Healthcare

VANCOUVER, British Columbia, Jan. 18, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) ("VERSES" or the "Company"), a cognitive computing company developing next-generation intelligent software systems, announced today a partnership with Analog, a company led by Alex Kipman and backed by G42, to transform Abu Dhabi's urban landscape through smart city projects. This collaboration marks another step taken to advance smart city evolution.

Driven by urbanization, efficient resource management, public safety, and energy optimization, governments are increasingly adopting smart city initiatives to address the challenges of a growing population. These efforts aim to enhance infrastructure in critical areas like mobility, utilities, safety, and healthcare. Reflecting this trend, the smart city market is estimated to reach $3.482 trillion by 2026 (according to the latest report published by Persistence Market Research - Smart Cities Market: Global Industry Analysis and Forecast 2016-2026).

VERSES has partnered with Analog on Smart City projects in Abu Dhabi in anticipation of this expected market growth. Utilizing VERSES' Genius™ platform, these initiatives will focus on key sectors such as smart mobility, healthcare, and energy, in collaboration with UAE industry stakeholders.

"Abu Dhabi is highly invested in Smart City development, showcasing its commitment to energy and innovative urban solutions. Their real-world applications aim to set a benchmark worldwide. Analog has a transformative vision, and our partnership with them is aimed to contribute to Smart City evolution," said Gabriel Rene, CEO of VERSES.

"Analog is committed to developing human-centric, AI-enhanced urban ecosystems, and we believe VERSES's Genius™ Platform is well aligned for this mission. We believe their platform's distributed, adaptive intelligence is key for developing tomorrow's smart cities. Their adherence to data standards and expertise in spatial and cognitive computing makes them an invaluable partner for Analog as we build our 21st-century smart infrastructure," said Alex Kipman, CEO of Analog.

The projects are expected to be developed and showcased in 2024.

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and Twitter.

About Analog

Analog is a company that leverages the power of edge computing to bring AI technologies closer to the point of need. By integrating smart sensors, it aims to establish a seamless connection between people, places, and things. Embodying a philosophy of deep customer empathy, Analog's journey from concept to reality is marked by human-focused innovation, design, and solutions that resonate on a human level. Emphasizing the value of partnership, Analog is committed to working closely with its partners, combining passion and creativity with unique customer insights. Through this collaborative approach, Analog delivers custom solutions to tackle challenging global issues in sectors like business, the public sector, healthcare, and the environment. Learn more at Analog.io.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Eric Holder, Director of Communications, VERSES AI Inc. press@verses.ai

Emily Schwarts, Bryson Gillette PR, versespress@brysongillette.com

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Forward Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, “forward-looking statements”). The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to: the growth and market size of the smart city market; the focus and proposed initiatives of the Company’s Smart City projects arising from the Analog partnership; the timeline of development for Smart City projects arising from the Analog partnership; the fact that the distributed, adaptive intelligence of the Company’s Genius™ platform is key for developing tomorrow's smart cities; and the fact that Analog will build 21st-century smart infrastructure.

Such forward-looking statements are based on a number of assumptions of management, including, without limitation: that the scope of the collaboration and partnership between Analog and the Company will proceed as currently contemplated; that Genius™ will support Analog's goals and objectives as currently anticipated; that Genius™ will perform in Smart City projects as currently anticipated; that the Genius™ platform will align with key initiatives of Smart City projects; that Analog will be successful in building 21s century smart infrastructure; that the Company will have access to the resources required to achieve the objectives of the partnership with Analog; that the Company and Analog will not run into regulatory issues in achieving the objectives of their partnership; that the Company will be successful in the deployment of its resources and personnel; and that the Company will not come across technology or other barriers preventing it from collaborating with Analog on Smart City projects.

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the risk that the Company’s partnership with Analog could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations including, with respect to the Company, the ability of the Company to develop and commercialize its products and release and deploy its technologies or achieve the objectives of its partnership with Analog; risks relating to political instability; risks relating to unexpected development and production challenges; the risk that the Company could face technology or software disruptions or unanticipated costs; risks that the Company’s technology may fail to perform as expected; risks relating to increased competition; risks that the goals of the Analog partnership and the related Smart City projects will change or not be reached, or that additional unanticipated technical specifications will be required to achieve such goals; the risk that Genius™ will not perform as anticipated or provide the expected impact on Smart City projects; the risk that the partnership between the Company and Analog will terminate early and on unexpected terms; the risk that Analog may not have the resources required to build 21st-century smart infrastructure; risks related to doing business internationally; foreign exchange risks; and risks relating to the loss of key personnel. The forward-looking statements contained in this press release represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Neither the Company nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither the Company nor any of its representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this press release by you or any of your representatives or for omissions from the information in this press release.